Legal Department

Jo Crols

www.agfa.com

Agfa-Gevaert N.V.
Septestraat 27 - B-2640 Mortsel-België

tel. +32 (0) 3 444 7290
fax. +32 (0) 3 444 7228

Securities and Exchange Commission
Att. :Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
U.S.A.

By special courier

August 23, 2002

Dear Sirs,

Re : SEC File Number 82-4958

Please find herewith a copy of the information that has been made public in Belgium and Germany with respect to the semi-annual results of Agfa-Gevaert N.V. (registered with the SEC under the captioned file number).

The document attached herewith is the Press Release which contains the key data with respect to the first half year results.

This information has been filed (i) on August 22, 2002 with the Belgian Banking and Finance Commission in accordance with the provisions of Article 2, §1 of the Royal Decree of July 3, 1996, as amended by the Royal Decree of December 17, 1998, and (ii) today with the Frankfurt Stock Exchange in accordance with the provisions of §70 (3) of the German Stock Exchange Admission Rules.

Yours sincerely,

Agfa-Gevaert N.V.

dlw 9/5

J.Crols
Ass.General Counsel

g:\jurid\corp\nv\beurs\sec.doc

PRESS RELEASE

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Media Relations Officer

T +31 3 444 80 15
F +31 3 444 74 85
E johan.jacobs.jj@
belgium.agfa.com

Agfa-Gevaert Group's Half Year Results 2002:

Turnaround confirmed:

- **Return on sales over 10 percent**
- **Net profit nearly doubled**
- **Working capital target exceeded**

Mortsel, August 22nd, 2002 – After two quarters in 2002, Agfa's sales reached 2,378 million Euros. The Group's Operating result before restructuring and net nonrecurring expenses increased 51 percent compared to the same period of 2001. Moreover, net profit nearly doubled to 59 million Euros and the target to reduce working capital by 500 million Euros has been exceeded.

Turnover decreased 3.8 percent compared to the first half of 2001. However, excluding the sales of digital cameras and scanners (discontinued as from the beginning of 2002), the decrease was limited to 1.4 percent and can largely be explained by the ongoing weakness in the overall economy. Sales of the "New digital solutions" continued to show strong growth (plus 28.1 percent) and now account for 34.8 percent of Group sales (previous year: 26.1 percent).

In the first half of 2002, Europe represented 50 percent (previous year: 51.3 percent) of sales. NAFTA's share of Group sales is now 28.8 percent (previous year: 27.7 percent). The Asia/Oceania and Africa region contributed for 17.4 percent (previous year 16.4 percent) and Latin America for 3.8 percent (previous year: 4.7 percent) to Group sales.

Agfa's operating result before restructuring and net nonrecurring expenses increased 50.9 percent to reach 240 million Euros (previous year : 159 million Euros). Return on sales amounted to 10.1 percent (previous year: 6.4 percent) and thus equals that of the year 2000. This is to a large extent the result of the positive trend of the gross profit margin which rose from 38.2 percent in the first half of 2001 to 43.2 percent but the Group also managed to decrease sales and general administrative costs.

As the beneficial effects of the Horizon plan increase as time goes by, the results of the second quarter exceeded those of the first three months of the year.

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Media Relations Officer

T +31 3 444 80 15
F +31 3 444 74 85
E johan.jacobs.jj@
belgium.agfa.com

For the Horizon plan, a total of 54 million Euros were booked as restructuring charges and nonrecurring items. The operating result after restructuring thus amounted to 186 million Euros (previous year: 114 million Euros).

Financial charges which figure in the non operating result decreased 15.3 percent to 50 million Euros and profit before taxes amounted to 136 million Euros, or nearly 2.5 times better than the previous year. After taking account of taxes, minorities and the share of the Group in the results of associated companies, a net result of 59 million Euros was posted in the first half of 2002, against 31 million Euros in the same period of 2001.

Working Capital

Agfa set a target to decrease working capital by a total of 500 million Euros by the end of 2003. As of end June 2002, this target has already been exceeded as inventories were 339 million Euros and trade receivables 237 million Euros below the levels of the previous year. Nevertheless, Agfa will continue its efforts to further diminish working capital.

Business segments

Technical Imaging considerably increased its share in Group sales from 36.2 percent in the first half of 2001 to 38.4 percent in 2002. **Graphic Systems** now represents 39.2 percent of sales (previous year: 39.1) and sales of **Consumer Imaging** account for 22.4 percent (previous year : 24.7 percent).

Graphic Systems' sales decreased by 3.7 percent to reach 931 million Euros, which illustrates that market conditions in the graphic industry are still weak. As a result of the continuing shift from Computer-to-Film to Computer-to-Plate, turnover in digital plates again showed considerable growth. Another market trend is that the IT content of the solutions offered to the printing industry is further increasing. In that context, Agfa was able to upgrade its workflow software, called Apogee X™ and to make it available for the packaging industry. Furthermore, Delano, a web based project management software was launched and Quebecor, the world's largest printer already ordered it for several of its plants.

Graphic Systems' operating result before restructuring increased by 36.4 percent and now amounts to 75.0 million Euros. Return on sales reached 8.1 percent, compared to 5.7 percent in the first half of 2001.

Technical Imaging is made up of HealthCare, Non-Destructive Testing (NDT) and Industrial Imaging. Sales increased 2.2 percent to reach 914 million Euros. The operating result before restructuring amounted to 133.1 million Euros (previous year: 104.0 million) and the return on sales now reaches 14.6 percent (previous year: 11.6 percent). This increase can mainly be attributed to HealthCare, which was able to solve quality issues that affected some of its products last year and could benefit from the positive impact of

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Media Relations Officer

T +31 3 444 80 15
F +31 3 444 74 85
E johan.jacobs.jj@
belgium.agfa.com

the Horizon plan. Within HealthCare, sales of digital imaging systems and hospital information systems showed considerable growth, whereas turnover of traditional X-ray film decreased slightly.

Sales in Non-Destructive Testing increased mainly because of the acquisitions of Seifert and Pantak in the second half of 2001, whereas the economic conditions for the ultrasound and film testing were subdued. Industrial Imaging's turnover remained stable.

Turnover in **Consumer Imaging** reached 533 million Euros against 612 million during the first half of last year. Excluding the sales of digital cameras and scanners which were discontinued as from the beginning of 2002, the decrease is limited to 3.1 percent. Turnover in lab equipment continued to show strong growth, especially in digital minilabs. Consumer Imaging's operating result before restructuring increased markedly from minus 0.3 million Euros in the first half of the previous year to plus 32.1 million in 2002. Return on sales now amounts to 6.0 percent (previous year: 0.0 percent).

In June, Agfa announced that it is to supply Kodak Professional with digital photo laboratory equipment for professional labs on an OEM basis. The deal encompasses laser printers for professional labs, including paper processors.

Outlook

As further dollar weakness would affect turnover and as there are no signs yet of a sustained pickup of economic growth, Agfa does not expect its sales to improve substantially in the months to come. On the other hand, the Group will continue to reap the benefits of the Horizon Plan, which should lead to a further improvement of the results during the second half of the year. The operating result before restructuring charges for the second half should therefore exceed that of the first 6 months by at least 10 percent, while net profit should be 50 percent higher than over the first 6 months.

The net result of 2003 should show further progress as additional savings will occur in the Horizon plan.

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end of message

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Media Relations Officer

T +31 3 444 80 15
F +31 3 444 74 85
E johan.jacobs.jj@
belgium.agfa.com

About Agfa

The Agfa-Gevaert Group is one of the world's leading imaging companies. Agfa develops, manufactures and markets analogue and digital systems, intended mainly for the graphics industry, healthcare, non-destructive testing, micrographics, motion picture and photography markets.

Agfa's headquarters are in Mortsel, Belgium. The company is active in 40 countries and has 120 agents throughout the world. Together they achieved a turnover of 4,911 million Euros in 2001.
Product and company information can be found on Agfa's home page on the World Wide Web at: www.agfa.com.

Contact :

Anne Vleminckx
Directeur Corporate Communication
Agfa-Gevaert
tel. ++32 (0)3/444.59.27
fax ++32 (0)3/444.44.85
e-mail: anne.vleminckx.av@belgium.agfa.com

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Media Relations Officer

T +31 3 444 80 15
F +31 3 444 74 85
E johan.jacobs.jj@
belgium.agfa.com

Consolidated key figures° for the first half of 2002

Euro million	2002 6 months	2001 6 months	%
Net sales	2,378	2,473	-3.8
Net sales excl. CDI (*)	2,378	2,411	-1.4
• Graphic Systems	931	967	-3.7
• Consumer Imaging (excl. CDI)	533	550	-3.1
• Technical Imaging	914	894	+2.2
Operating result	186	114	+63.2
Non operating result (**)	(50)	(59)	-15.3
Profit before taxes	136	55	+147.3
Net result (share of the Group)	59	31	+90.3
Operating result before restructuring and nonrecurring results	240	159	+50.9
Gross operating cash flow	220	189	+16.4
Net operating cash flow (***)	185	207	-10.6

(°) non-audited, consolidated figures following IAS rules

(*) digital cameras and scanners discontinued as from Jan. 2002

(**) financial result

(***) the changes in working capital make the difference between gross and net operating cash flow